8180 Greensboro Drive
Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
Facsimile (703) 883-2511 E-mail jbreyer@b~a.net *Not admitted in Virginia

ATTORNEYS AT LAW*

September 25, 2007

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

          On behalf of Home Federal Bancorp, Inc., Nampa, Idaho (“Company”), we hereby file under the Securities Act of 1933, as amended, a Registration Statement on Form S-1, relating to the proposed common stock offering by the Company in connection with the proposed conversion of Home Federal MHC (“MHC”) from a mutual holding company structure to a stock holding company structure.

          An Application for Conversion on Form AC on behalf of the MHC is being filed today with the Office of Thrift Supervision.

          If you have any questions concerning this matter, please contact the undersigned.

Sincerely,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1291
cc	Daniel L. Stevens, President and Chief Executive Officer
Mike Thronson, CPA, Partner, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.